Exhibit 21.1

LIST OF SUBSIDIARIES OF SPARK ENERGY, INC.

Entity(1)	Jurisdiction

Spark HoldCo, LLC	Delaware

Spark Energy Gas, LLC	Texas

Spark Energy, LLC	Texas

(1)	Following completion of the reorganization in connection with the initial public offering of Spark Energy, Inc.